[redacted]

BB 3/8

UNITED STA'
ECURITIES AND EXCHAN
Washington, D.C

13011245

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SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mirus Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Wheeler Road, 4th Floor (South)
(No. and Street)

Burlington	**MA**	**01803**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jameson Grant **(781)-418-5900**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

500 Boylston St	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

KH 3/10

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Jameson Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirus Securities, Inc as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

SHERRY GOLDBERG
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 2, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Financial Statements and Supplementary Information

Mirus Securities, Inc.

December 31, 2012 and 2011

Mayer Hoffman McCann P.C.
An Independent CPA Firm

Financial Statements
and Supplementary Information

Mirus Securities, Inc.

December 31, 2012 and 2011

MIRUS SECURITIES, INC.

Financial Statements and Supplementary Information

Table of Contents

MHM

Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ■ Boston, MA 02116
Tel: 617.761.0600 ■ Fax: 617.761.0601 ■ www.cbiztofias.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Mirus Securities, Inc.
Burlington, Massachusetts

We have audited the accompanying financial statements of Mirus Securities, Inc., which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17-a5(g) under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MHM®

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mirus Securities, Inc. as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental Schedule I, Schedule II and Schedule III is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17-a5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Schedule I, Schedule II and Schedule III have been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information in Schedule I, Schedule II and Schedule III, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

February 26, 2013
Boston, Massachusetts

MIRUS SECURITIES, INC.

Statements of Financial Condition

	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash	$ 106,685	$ 133,141
Fees receivable	37,430	40,180
Prepaid expenses	1,067	1,025
Total assets	**$ 145,182**	**$ 174,346**
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$ 13,244	$ 10,675
Due to related party	4,558	395
Total liabilities	**17,802**	**11,070**
Stockholder's equity:		
Common stock, no par value, stated value $1.00 per share; authorized 20,000 shares; issued and outstanding 100 shares	100	100
Additional paid-in capital	21,146	21,146
Retained earnings	106,134	142,030
Total stockholder's equity	**127,380**	**163,276**
Total liabilities and stockholder's equity	**$ 145,182**	**$ 174,346**

See accompanying notes to the financial statements.

MIRUS SECURITIES, INC.

Statements of Operations

	Years Ended December 31, 2012	2011
Revenues	**$ 1,398,122**	**$ 4,736,183**
Operating expenses:		
Consulting fees	1,394,366	4,665,183
Management fees	14,306	16,760
Regulatory fees	14,340	15,590
Other expenses	10,697	10,249
Total operating expenses	**1,433,709**	**4,707,782**
Income before provision for income taxes	**(35,587)**	**28,401**
Income tax expense	309	273
Net income (loss)	**$ (35,896)**	**$ 28,128**

See accompanying notes to the financial statements.

MIRUS SECURITIES, INC.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Stockholder's equity at January 1, 2011	**$ 100**	**$ 21,146**	**$ 113,902**	**$ 135,148**
Net income	-	-	28,128	28,128
Stockholder's equity at December 31, 2011	**100**	**21,146**	**142,030**	**163,276**
Net income (loss)	-	-	(35,896)	(35,896)
Stockholder's equity at December 31, 2012	**$ 100**	**$ 21,146**	**$ 106,134**	**$ 127,380**

See accompanying notes to the financial statements.

MIRUS SECURITIES, INC.

Statements of Cash Flows

	Years Ended December 31, 2012	2011
Cash flows from operating activities:		
Net income (loss)	$ (35,896)	$ 28,128
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Prepaid expenses	(42)	(1,025)
Fees receivable	2,750	(19,233)
Accounts payable and accrued expenses	2,569	10,675
Due to related party	4,163	(1,649)
Net cash provided by operating activities	**(26,456)**	**16,896**
Cash, beginning of year	133,141	116,245
Cash, end of year	**$ 106,685**	**$ 133,141**
Supplemental disclosures of cash flow information:		
Cash paid during the year:		
Income taxes	**$ 309**	**273**

See accompanying notes to the financial statements.

MIRUS SECURITIES, INC.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Description of Business

Mirus Securities, Inc. (the "Company") was incorporated as a Massachusetts business in May 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is engaged in the placement of corporate or other securities to institutional or eligible private placement purchasers.

The Company cannot hold customer funds or securities and does not expect any business activity for or with retail securities customers.

The Company is a wholly owned subsidiary of Mirus Capital Advisors, Inc. (Advisors) that provides investment banking solutions to mid-sized public corporations primarily in the technology and manufacturing industries. The Company derives most of its revenues from commissions earned on a limited number of investment banking transactions closed each year. The Company reimburses Advisors for expenses and services expended on behalf of its clients (see Note 2).

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

Cash

For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, in cash.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts.

Client Fees Receivable

Client fees receivable include consulting fees and reimbursable expenses. The consulting fees are due in 30 days and any unpaid reimbursable expenses are collected at the time of closing on the related investment banking transaction. Reimbursable expenses on investment banking activities which do not close are due in 30 days.

The carrying amount of client fees receivable is reduced by a valuation allowance that reflects management's best estimate of the fees that will not be collected. Management reviews all receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. Management believes all amounts are collectible as of December 31, 2012 and 2011.

Note 1 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Accomplishment fee income and related expenses for transactions are recognized on the settlement date, which is generally the trade execution date. There would be no material effect on the financial statements if trade execution date instead of settlement date were used.

Consulting fees are billed to customers on a monthly basis and recognized as revenue as the services are performed.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal and State Income Taxes

The Company files its Federal tax return on a combined basis with its parent, and with the consent of Advisors stockholders, will be taxed under sections of Federal and Massachusetts income tax law, which provides that, in lieu of corporation income taxes, the stockholders will separately account for their pro-rata shares of the Company's income, deductions, losses and credits. State minimum fees paid during each of the years ended December 31, 2012 and 2011 amounted to $309 and $273, respectively.

Fair Value Measurements

The Company follows accounting standards relative to fair value measurements for investments maintained by the Company, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical investments that the Company has the ability to access at the measurement or reporting date. The type of investments generally included in this category includes listed equities and mutual funds.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds, less liquid and restricted equity securities, and certain over-the-counter derivatives.

Note 1 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation. Investments which are generally included in this category may include private equity funds, hedge funds, partnerships and limited liability companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a qualified sub-chapter S corporation electing to be taxed as a pass through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company is not currently under examination by any taxing jurisdiction. The Company's federal and state income tax returns are generally open for examination for the past 3 years.

Subsequent Events

The Company evaluated subsequent events through February 26, 2013, the date the financial statements were authorized to be issued.

Note 2 - Related Party Transactions

During 2012 and 2011, the Company paid Advisors approximately $1,394,300 and $4,665,000, respectively, for management and administrative services. Amounts to be paid to Advisors for its service in investment banking are only payable on successful completion of and payment for services. At December 31, 2012 and 2011, $4,558 and $395, respectively, was due to Advisors.

Note 3 - Concentrations

For the year ended December 31, 2012, the Company had four customers that accounted for 98% of fees receivable and three customers that accounted for 67% of total revenue. For the year ended December 31, 2011, the Company had four major customers that accounted for 96% of fees receivable and two customers that accounted for 81% of total revenue.

Note 4 - Net Minimum Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined, of $5,000 and requires its aggregate indebtedness to all other persons, as defined, shall not exceed a 15 to 1 ratio (1500%) of its net capital. At December 31, 2012 and 2011, the Company had net capital of $88,883 and $122,071, respectively, of which $83,883 and $117,071, respectively, was in excess of its required net capital. At December 31, 2012 and 2011, the Company's percentage of aggregate indebtedness to net capital was 20.03% and 9.07%, respectively.

Note 5 - Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

Supplementary Information

MIRUS SECURITIES, INC.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

Schedule I

December 31, 2012

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Mirus Securities, Inc. had the following Excess Net Capital at December 31, 2012:

Total stockholder's equity from the statement of financial condition		**$ 127,380**
Deductions:		
Non-allowable assets		(38,497)
Net capital		**88,883**
Aggregate indebtedness:		
Included in statement of financial condition:		
Accounts payable and due to related party		17,802
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	1,817	
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Capital in excess of minimum requirement		**$ 83,883**
Ratio, aggregate indebtedness to net capital		20.03%

MIRUS SECURITIES, INC.

Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with That Filed in Part IIA of Form X-17A-5

Schedule II

December 31, 2012

Aggregate Indebtedness

There were no material adjustments to the aggregate indebtedness calculation.

Net Capital

There were no material adjustments to the net capital calculation.

MIRUS SECURITIES, INC.

Statement Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

Schedule III

December 31, 2012

The Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on paragraph K(2)(i) of the rule.

MHM

Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ■ Boston, MA 02116
Tel: 617.761.0600 ■ Fax: 617.761.0601 ■ www.cbiztofias.com

Independent Registered Pubic Accounting Firm's Report on Compliance and Internal Accounting Control Required by SEC Rule 17a-5 Pursuant to Rule 15c3-3 Exemption

To the Board of Directors and Shareholder
Mirus Securities, Inc.
Burlington, Massachusetts

In planning and performing our audit of the financial statements of Mirus Securities, Inc. (the "Company") as of and for the year ended December 31, 2012 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal controls over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MHM®

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 26, 2013
Boston, Massachusetts



Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Mirus Securities, Inc.

December 31, 2012

MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Mirus Securities, Inc.

December 31, 2012

MIRUS SECURITIES, INC.

Table of Contents

Agreed-Upon Procedures

MHM

Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ▪ Boston, MA 02116
Tel: 617.761.0600 ▪ Fax: 617.761.0601 ▪ www.cbiztofias.com

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Shareholder
Mirus Securities, Inc.
Burlington, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Mirus Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and work paper, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. We noted no overpayment applied to the current assessment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 26, 2013
Boston, Massachusetts

MIRUS SECURITIES, INC.

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2012

	Date Paid	Amount		
General assessment			$	3,495
Less payments made:				
	7/23/12	$ 930		(930)
Interest on late payment(s)				-
Total assessment balance and interest due			$	2,565

See Independent Registered Public Accounting Firm's Report.

MIRUS SECURITIES, INC.

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2012

Revenue:		
Consulting income	$	520,008
Accomplishment fees		865,000
Reimbursed expenses income		13,114
SIPC net operating revenues	$	1,398,122
General assessment @ .0025	$	3,495

MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

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